United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           Commission File No. 0-6529
                                 Cusip No. _____

 (Check One):  X  Form 10-KSB __Form 11-K __Form 20-F __Form 10-Q __Form N-SAR
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         For Period Ended:   December 31, 2003

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___  Transition Report on Form 10-K
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q
___  Transition Report on Form N-SAR
         For the Transition Period Ended:

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1:  REGISTRANT INFORMTION

Full Name of Registrant:  Double Eagle Petroleum, Inc.

Former Name If Applicable:  Not applicable.

Address of Principal Executive Office (street and number):  777 Overland Trail

City, State and Zip Code:  Casper, Wyoming, 82601

PART 11:  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

/X/      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

PART III:  NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant is unable to complete its report on Form 10-KSB within the prescribed time without unreasonable effort or expense due to, among other things, delays caused by additional review regarding compliance with new regulations. Accordingly, Registrant needs the extension of time to complete its report on Form 10-KSB.

PART IV:  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Stephen H. Hollis                307                       237-9330
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      (Name)                       (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  X   Yes     __ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 X   Yes     __ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 31, 2004, Registrant reported results of operations for the fiscal year ended December 31, 2003, including revenues of $6,138,412 and earnings of $971,822.


                           DOUBLE EAGLE PETROLEUM CO.
                           --------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2004            /s/   Stephen H. Hollis
                                  --------------------------------------------
                                  By:  Stephen H. Hollis


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